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600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	19 West Cork Street, Suite 102 Winchester, Virginia 22601 (540) 723-8877 5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500

Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	October 2, 2006	E-Mail Address: atawney@bowlesrice.com

Hanna T. Teshome, Esq. Special Counsel Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N. E. Washington, DC 20549-3561

Re:	Convention All Holdings Incorporated Amendment No. 1 to Registration Statement on Form SB-2 Filed October 3, 2006 Registration Statement on Form SB-2 Filed August 21, 2006, File No. 333-136791

Dear Ms. Teshome:

On behalf of Convention All Holdings Incorporated (“CAH”), we hereby submit the following responses to your comment letter dated September 15, 2006:

General

1. CAH has included the primary standard industrial classification code number on the front page of the Registration Statement.

2. CAH has added the notice to dealers of their prospectus delivery requirements on the back cover of the prospectus in accordance with Item 502(b) of Regulation SB.

3. CAH does not have any agreements with any existing shareholders requiring CAH to file this registration statement. CAH is filing this registration statement in order for the shareholders of CAH to be able to take CAH public at some future date when the market or other economic conditions would make going public feasible.

Convention All Holdings Incorporated
October 2, 2006

Prospectus

Summary Information

Business, page 1

4. CAH has added a disclosure in the summary information section disclosing that our auditors have issued a going concern opinion and their reasons for issuing such opinion.

5. CAH has disclosed our net loss for the fiscal years ended December 31, 2004 and December 31, 2005, as well as our loss for the six (6) months ended June 30, 2006. CAH has also explained why it experienced such losses.

6. CAH has added a paragraph in the Summary Information section indicating that Frank Cassell, Thomas Cassell and James Cassell have sold the building located at 205 Fairbanks Street that was used by the Company, and that the proceeds from the sale were used to reduce the amounts outstanding under the line of credit with American Chartered Bank.

7. CAH has added a paragraph to the Summary Information section indicating the actions that CAH is taking or attempts to take to become profitable in the future.

8. In the paragraph in which CAH discusses the sale of the facility by the shareholders, CAH also discusses the reduction in square footage for office and warehouse space and the impact that this has had on CAH.

The Offering, page 1

9. CAH has added a paragraph to the Offering subheading that describes the advancement of funds by International Machinery Movers, Inc. (“IMM”) and has clarified that these advances are loans from IMM to pay the costs of the SB-2 Registration Statement and to meet CAH’s ongoing SEC reporting requirements.

10. CAH has added a sentence to the paragraph under the Offering subheading to indicate that it cannot provide any assurance to investors that its common stock will be traded on the OTC Bulletin Board.

Risk Factors

General

11. CAH has added a risk factor that indicates that its business is highly dependent on the convention industry and risks associated with the convention industry.

Convention All Holdings Incorporated
October 2, 2006

12. CAH did not add a risk factor relating to its dependence on unionized labor because CAH is not a party to any union labor contracts and Convention All Services, Inc. has not had any disruptions in the unionized labor force over the last 21 years.

13. CAH added a risk factor relating to the risks associated with the transaction with International Machinery Movers, Inc.

Because we do not have an audit or compensation committee, page 5

14. CAH has revised the heading and body of this risk factor to indicate that none of the members of the Board of Directors are independent.

Special Information Regarding Forward Looking Statements, page 6

15. CAH has revised its disclosure in the paragraph regarding forward looking statements to clarify that the safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to this Offering.

Determination of Offering Price, page 6

16. The private placement that is referred to in the paragraph under Determination of Offering Price refers to the private offering that was performed by our subsidiary, Convention All Services, Inc. Convention All Services, Inc. stopped accepting subscriptions for this private placement on January 31, 2006. The offering price in the private placement was $0.10 per share. CAH has added these disclosures to the registration statement. The consolidated statements of changes and shareholder equity (deficit) and the statements of cash flow do not reflect any proceeds from the private placement because the funds from the private placement are currently held in escrow with the firm of Bowles Rice McDavid Graff & Love LLP. These funds have remained in escrow because certain conditions to the closing of the private placement have not been met. We anticipate that these conditions will be met within a few weeks and CAH will revise the statements of cash flow and changes in shareholders’ equity (deficit) upon receipt of such funds.

17. CAH deleted the reference to oral conversations with our selling stockholders. CAH has had no conversations about the offering price with our stockholders and accordingly there are no factors to disclose in this section.

18. The recently completed private placement referenced in the list of factors is the same private placement that was conducted by CAS and referred to at the top of page 7. CAH has not revised the disclosure on page 40 under the section entitled “Recent Sales of Unregistered Securities,” because CAH has not sold any securities within the last three years that have not been registered. All securities were sold by CAS, the subsidiary if CAH.

Convention All Holdings Incorporated
October 2, 2006

Selling Shareholders, page 6

19. CAH added a disclosure under the selling stockholders paragraph to indicate that the selling stockholders initially acquired their shares in CAS through a private placement at a price per share of ten cents ($.10). CAH attached a copy of the subscription agreement that was used in connection with the private placement as Exhibit 99.2. A disclosure was added indicating that the selling shareholders’ shares of CAS were exchanged for shares in CAH through an exchange agreement which is attached as Exhibit 2 to the registration statement.

20. CAH revised the listing of the duties of Thomas Cassell and Frank Cassell to indicate that Thomas Cassell is the Secretary and Director of CAH and Frank Cassell is the Chief Executive Officer and Director of CAH. CAH also revised the description under the paragraph entitled Employees to indicate that Thomas Cassell is the Secretary and Director and Frank Cassell is the Chief Executive Officer and Director.

Blue Sky, page 8

21. CAH revised the manual exemption disclosure to indicate that 38 states plus the District of Columbia have a manual exemption for secondary trading. CAH also revised the listing of such states.

22. CAH added a disclosure that some states require shares to be qualified before the shares can be resold. There is no connection between the fact that some shareholders live outside the United State and the statement that CAH does not intend to and may not be able to qualify securities for resale.

OTC Bulletin Board Consideration, page 11

23. CAH revised the various disclosures to indicate that it had engaged in preliminary discussions with a NASD Market maker to file its application on Form 211 with the NASD.

Convertible Securities, page 14

24. CAH revised the disclosure regarding the advancement of funds from IMM under the paragraph entitled “Convertible Securities.” CAH has indicated the dollar limit and time limit for the advancement of these funds from IMM.

25. CAH disclosed the total amount of the funds advanced from IMM as of June 30, 2006, and has attached the promissory notes issued to IMM as Exhibit 99.1.

26. CAH revised the disclosure under Convertible Securities to indicate that the debt to IMM is convertible into non-voting convertible preferred stock at the rate of $.20 per share and that the non-voting convertible preferred stock is convertible into common shares at the rate of one to one.

Convention All Holdings Incorporated
October 2, 2006

27. The transaction with IMM does not qualify as a related party transaction under Item 404 of Regulation SB because it does not involve any directors, executive officers, nominees for director, security holders owning more than 5% of the stock of CAH, or any member of the immediate family of these individuals.

Description of Business

Business, page 16

28. CAH added disclosures under the Business paragraph to indicate the types of activities that CAH does and does not perform such as transporting exhibit components and construction services. CAH also indicated that its services are seasonal under this paragraph. CAH indicated under the paragraph relating to major customers that it obtains business through competitive bidding. CAH added a new paragraph entitled “Breakdown of Customers by Industry, Show and Location” and has included two charts under this paragraph, one chart that shows the customers by industry and name of show and another chart that provides the total sales for the last twelve months by location.

Competition, page 17

29. CAH revised the paragraph under “Competition” to delete the references to partnering with each customer and has expanded the disclosure on how it provides package pricing to each customer.

30. CAH deleted all references to “partnership with each customer” and revised its disclosure on package pricing to indicate that the fixed quote for package pricing is based on the time that it will take CAS to set up and dismantle each exhibit and the cost of the materials involved.

31. CAH clarified that package pricing only includes the setting up and dismantling of an exhibit. CAH added a disclosure which indicates that if it provides additional services for a customer, then the price for such services will also be included in the fixed quote to each customer for package pricing.

Employees, page 18

32. CAH disclosed that Bart Cassell is Frank Cassell’s son and Thomas Cassell’s nephew.

Convention All Holdings Incorporated
October 2, 2006

33. CAH disclosed that McCormick Place is the primary convention center in Chicago.

34. CAH deleted the reference to the Chicago Auto Show and have clarified that the Metropolitan Pier and Exposition Authority of Chicago is the governing body for all convention centers in Chicago. Mr. Cassell’s consultation work for the Metropolitan Pier and Exposition Authority of Chicago does not take a significant amount of time, and CAH believes that it does not need to clarify the exact portion of his time devoted to consulting for this governing body because the amount of time is not significant.

35. With regard to the multi-employer contracts with various collective bargaining organizations, CAH does not have any input on the drafting or negotiating of these agreements. CAH has a contract with McCormick Place, the primary convention center in Chicago, which requires CAH to use only union labor. Because CAH uses only union labor, CAH is required to contribute certain amounts to trust for various union pension plans.

36. The multi-employer contracts with various collective bargaining organizations have not been filed as exhibit because CAH is not a party to any of these contracts.

37. As stated in question 36, CAH is not a party to any collective bargaining contracts and is not otherwise involved in the negotiation process. CAH is required to contribute to various union pension plans based upon the number of hours each laborer works multiplied by a certain rate. The exact pension and health and welfare rates per hour for union labor that are contributed to such plans are as follows:

Health and Welfare  7.960;
Pension  5.910;
Apprentice Fund  .490;
International Fund  .060;
Labor Management Fund .020;
MIAF  .040;
Safety Fund  .010;
CISCO  .010.

Management Discussion and Analysis and Results of Operation, page 18

General

38. CAH has added a paragraph at the end of the MD&A regarding management’s use of estimates and assumptions that affect the reported amount of assets and liabilities in the financial statements.

Convention All Holdings Incorporated
October 2, 2006

Plan of Operation, page 19

39. CAH has revised the disclosure under the paragraph entitled “Plan of Operation” to include how many shows and how many customers it expects to perform services for over the next twelve months and the income that would be produced therefrom. CAH also indicated that it believes its income from continuing operations over the next twelve months will be sufficient to satisfy its cash requirements and that it expects to make a small profit at the end of 2006. CAH also included disclosures regarding how it will raise cash over the next twelve months if cash is needed. CAH indicated that it does not expect any significant changes in the number of employees and that it does not expect to purchase or sell any plant or significant equipment.

40. CAH has indicated the specific customers that exhibit at the major shows that are listed on page 20.

41. It is CAH’s goal to obtain at least one new customer at every show next year. This goal was clarified in the registration statement. CAH has also included a disclosure regarding the number of exhibits that it typically installs and dismantles at each large show.

42. CAH anticipates making a small profit at the end of 2006 and disclosed this fact in the Plan of Operation. Under the Analysis of Financial Condition and Results of Operations, CAH has clarified that the decrease of business exhibiting at convention sites from 2004 to 2005 was a result of the loss of a major client in the middle of 2005 and the fact that a large show, International Machine Tool Show, is a bi-annual show that was held in 2004 and not in 2005.

Analysis of Financial Condition and Results of Operations, page 19

43. CAH revised the discussion under the Analysis of Financial Condition and Results of Operations to clarify and discuss in greater detail the market conditions in which it operates and the impact of these conditions on its business. Another factor that effected its decrease in income from 2004 to 2005 is the fact that some shows are held bi-annually and other shows are held tri-annually which causes its income to fluctuate from year to year depending on whether a major show is held in a particular year.

44. CAH deleted the statement “conventions continue to grow post 9/11”. The reason for CAH’s decrease in revenues from 2004 to 2005 was a result of a loss of customer in the middle of 2005 and the occurrence of a bi-annual show in 2004 and not in 2005.

45. CAH provided the reasons why its revenues and expenses have either increased or decreased for the years ended December 31, 2005, and December 31, 2004.

46. CAH added a disclosure relating to the seasonal aspects of its business.

Convention All Holdings Incorporated
October 2, 2006

Year Ended December 31, 2005 and 2004, page 19

47. CAH has deleted the reference related to downsizing. This reference referred to the sale of the building and was not appropriate for this section.

Liquidity and Capital Resources, page 20

48. CAH added disclosures regarding its line of credit from American Chartered Bank and the loans from IMM.

49. CAH added a disclosure regarding the sale of the building in 2005 and the impact that this sale has had on its business.

50. CAH added a disclosure regarding Malone & Bailey, PC’s opinion regarding its ability to continue as a going concern. CAH also disclosed how management is attempting to raise additional capital and increase its sales and that CAH has sufficient customers and jobs to generate sufficient cash to support its operations for the next twelve months.

Off-Balance Sheet Arrangements, page 21

51. CAH has clarified that Frank Cassell and Thomas Cassell have placed $300,000 of the sales proceeds in a money market account with American Chartered Bank and that such account is pledged to the bank as collateral security for the line of credit. CAH has also clarified that Frank Cassell, Thomas Cassell and James Cassell owned the building that was sold in 2005.

52. CAH has disclosed the dollar amount owed under the line of credit with American Chartered Bank as of June 30, 2006, and the percentage of eligible accounts receivable that the loan balance represents.

Description of Property, page 21

53. CAH has revised the disclosure of monthly rent to clarify that the $2,222.22 represents the principal reduction, and the monthly rent also consists of escrow payments for property taxes and insurance.

54. CAH has attached the lease agreement with the Roselli Group and the memorandum of lease with the Cassells as Exhibits 10.1 and 10.2, respectively

Certain Relationships and Related Transactions, page 22

55. CAH has reviewed Item 404 of Regulation SB and does not believe any additional information is required to be disclosed under this section.

Convention All Holdings Incorporated
October 2, 2006

56. CAH deleted the reference to accounts receivables from officers of the corporation because the auditors wrote off these accounts receivable in 2005.

Financial Statements

General

57. The independent public accountants are furnishing manually signed and currently dated consents to the Form SB-2.

58. CAH will update the financial statements contained in Form SB-2 in the event of a delay in the effectiveness of the Form SB-2.

Consolidated Statements of Cash Flows, page 30

59. The Consolidated Statement of Cash Flows for the year ended December 31, 2005, has been amended to reflect the proceeds from the convertible note payable to cash flows from financing activities.

Notes to the Consolidated Financial Statements, page 31

Note 4: Related Party Transactions

60. Note 4 has been revised to state that the shareholders who are also officers of the Company used $60,000 of the sales proceeds to pay down the line of credit and receivables from officers. Since the proceeds were the repayment of a receivable rather than a new liability, there is no potential for repayment to these shareholders/officers.

Indemnification of Directors and Officers, page 40

61. CAH separated the prospectus from Part II according to Form SB-2.

62. CAH clarified that the Articles and Bylaws of CAH do not contain provisions requiring the indemnification of directors and officers, and CAH does not have any agreements with its directors and officers regarding indemnification.

Exhibits, page 41

63. CAH added a power of attorney as required by 601(b)(24) of Regulation SB.

64. CAH added the loan agreement with American Chartered Bank as Exhibit 10.3.

Convention All Holdings Incorporated
October 2, 2006

Signatures, page 43

65. CAH only has two members of its Board of Directors, and both of these members have signed the Form SB-2, and one of these directors is also the CFO of the Company.

CAH has also enclosed two black-lined copies of Amendment No. 1 to Form SB-2 and two clean copies of Amendment No. 1 to Form SB-2 to expedite your review. If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Amy J. Tawney
Amy J. Tawney

Encl.
AJT/jam
cc: Frank Cassell